AMER SPORTS REPORTS FOURTH QUARTER AND FISCAL YEAR 2024 FINANCIAL RESULTS AND PROVIDES 2025 OUTLOOK
•Strong quarter beat with sales, adjusted margins and EPS above guidance
•Revenue increased 23% to $1.6 billion
•Arc'teryx global momentum expanded, including an omni-comp acceleration
•Salomon Softgoods growth accelerated across every region
•Ball & Racquet grew 22%, led by Wilson Tennis 360
•Continued strong results in Greater China and Asia Pacific plus accelerating growth in both North America and EMEA
•Successful capital raise and strong free cash flow enabled significant debt pay down
NEW YORK (February 25, 2025) – Amer Sports Inc. (NYSE: AS) (“Amer Sports” or the “Company”) today announced its financial results for the fourth quarter and fiscal year 2024.
CEO James Zheng commented, "Fourth quarter was a great finish to a historic year for Amer Sports Group, with strong performance across all segments and geographies. Led by Arc'teryx, our unique portfolio of premium technical brands continues to create white space and take market share with long growth runways still ahead. Given the strong sports and outdoor trend globally and our still underpenetrated brands, I am confident that our talented management team is well positioned to deliver strong results in 2025 and beyond."
FOURTH QUARTER 2024 RESULTS
For the fourth quarter of 2024, compared to the fourth quarter of 2023:
•Revenue increased 23% to $1,636 million, or 24% on a constant currency basis1. Revenues by segment:
•Technical Apparel increased 33% to $745 million, or increased 34% on a constant currency basis. This reflects an omni-comp2 growth of 29%.
•Outdoor Performance increased 13% to $594 million, or increased 14% on a constant currency basis.
•Ball & Racquet Sports increased 22% to $296 million, or increased 23% on a constant currency basis.
•Gross margin increased 370 basis points to 56.1%; Adjusted gross margin increased 370 basis points to 56.4%.
•Selling, general and administrative expenses increased 13% to $732 million; Adjusted selling, general and administrative expenses increased 24% to $708 million.
1 Constant currency revenue is calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period.
2 Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

•Operating profit increased 224% to $194 million; Adjusted operating profit increased 63% to $223 million.
•Operating margin increased 730 basis points to 11.8%. Adjusted operating margin increased 330 basis points to 13.6%. Adjusted operating margin by segment:
◦Technical Apparel increased 130 basis points to 24.3%.
◦Outdoor Performance increased 190 basis points to 11.1%.
◦Ball & Racquet Sports increased 660 basis points to -3.7%.
•Net income increased 117% to $15 million, or $0.03 diluted earnings per share; Adjusted net income increased 388% to $90 million, or $0.17 diluted earnings per share.
FISCAL YEAR 2024 RESULTS
For the fiscal year 2024, compared to fiscal year 2023:
•Revenue increased 18% to $5,183 million, or 19% on a constant currency basis. Revenues by segment:
•Technical Apparel increased 36% to $2,194 million, or increased 38% on a constant currency basis. This reflects an omni-comp2 growth of 28%.
•Outdoor Performance increased to $1,836 million, which represents 10% growth on both a reported and constant currency basis.
•Ball & Racquet Sports revenue increased to $1,153 million, which represents 4% growth on both a reported and a constant currency basis.
•Gross margin increased 290 basis points to 55.4%; Adjusted gross margin increased 290 basis points to 55.7%.
•Selling, general and administrative expenses increased 21% to $2,430 million; Adjusted selling, general and administrative expenses increased 23% to $2,341 million.
•Operating profit increased 56% to $471 million; Adjusted operating profit increased 33% to $577 million, including $24 million of government subsidies received in 2024 compared to $4 million received in 2023.
•Operating margin increased 220 basis points to 9.1%. Adjusted operating margin increased 130 basis points to 11.1%. Adjusted operating margin by segment:
◦Technical Apparel increased 150 basis points to 21.0%.
◦Outdoor Performance increased 40 basis points to 9.4%.
◦Ball & Racquet Sports decreased 70 basis points to 2.1%.
•Net income/(loss) increased 135% to $73 million, or $0.14 diluted earnings per share; Adjusted net income increased 329% to $236 million, or $0.47 diluted earnings per share.

Balance sheet. Year-over-year inventories increased 11% to $1,223 million. Net debt3 was $591 million, and cash and cash equivalents totaled $345 million at year end.
OUTLOOK
CFO Andrew Page said, “With over 20% revenue growth, healthy margin expansion, significant free cash flow generation, and the transformation of our capital structure, the fourth quarter of 2024 marked a financial turning point in Amer Sports' journey. Although foreign currency exchange headwinds will weigh slightly on our 2025 financial results, continued strong momentum from our highest-margin Arc'teryx franchise and accelerating momentum in Salomon footwear, plus strong and stable positions from our market-leading Hardgoods franchises, gives me confidence that Amer Sports is well positioned to deliver another year of strong and profitable growth in 2025."
FULL-YEAR 2025
Amer Sports is providing the following guidance for the year ending December 31, 2025 (all guidance figures reference adjusted amounts):
•Reported revenue growth: 13 – 15%, which assumes a 250 basis point drag from unfavorable Fx impact at current exchange rates
•Gross margin: 56.5 – 57.0%
•Operating margin: 11.5 – 12.0%
•D&A: approximately $350 million, including approximately $180 million of ROU depreciation
•CapEx: approximately $300 million
•Net finance cost: approximately $120 million
•Effective tax rate: approximately 33%
•Fully diluted share count: approximately 560 million
•Fully diluted EPS: $0.64 – $0.69
•Technical Apparel:
◦Revenue growth of approximately 20%
◦Segment operating margin approximately 21%
•Outdoor Performance:
◦Revenue growth of low-double digits
◦Segment operating margin approximately 9.5%
•Ball & Racquet:
◦Revenue growth of low-to-mid single-digit
◦Segment operating margin 3 – 4%
FIRST QUARTER 2025
Amer Sports is providing the following guidance for the first quarter ending March 31, 2025 (all guidance figures reference adjusted amounts):
•Reported revenue growth: 14 – 16%, which assumes a 300 basis point drag from unfavorable Fx impact at current exchange rates
•Gross margin: 56.5 – 57.0%
•Operating margin: 11.0 – 11.5%
•Net finance cost: approximately $30 million
3 Net debt is defined as the principal value of borrowings from financial institutions, including the revolving credit facility, and other-borrowings, less cash and cash equivalents

•Effective tax rate: approximately 33%
•Fully diluted share count: approximately 560 million
•Fully diluted EPS: $0.14 – 0.15
Other than with respect to revenue, Amer Sports only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking non-IFRS measures to the most directly comparable IFRS Accounting Standards measures due to the difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations without unreasonable efforts. The Company is unable to address the probable significance of the unavailable reconciling items, which could have a potentially significant impact on its future IFRS financial results. The above outlook reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results may differ materially from these forward-looking statements, including as a result of, among other things, the factors described under “Forward-Looking Statements” below and in our filings with the SEC.
CONFERENCE CALL INFORMATION
The Company's conference call to review the results for the fourth quarter and fiscal year 2024 will be webcast live today, Tuesday, February 25, 2025 at 8:00 a.m. Eastern Time and can be accessed at https://investors.amersports.com.
ABOUT AMER SPORTS
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, Atomic, and Armada. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.
With over 13,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 40+ countries and our products are sold in 100+ countries. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.

NON-IFRS MEASURES
Adjusted gross profit margin, adjusted SG&A expenses, adjusted net finance costs, adjusted income tax expense, adjusted operating profit margin, adjusted EBITDA, adjusted net income/(loss) attributable to equity holders, and adjusted diluted income/(loss) per share are financial measures that are not defined under IFRS Accounting Standards. Adjusted gross profit margin is calculated as adjusted gross profit divided by revenue. Adjusted gross profit is calculated as gross profit excluding amortization related to certain purchase price adjustments (PPA) in connection with the acquisition and delisting of Amer Sports in 2019 and restructuring expenses and expenses related to certain legal proceedings. Adjusted SG&A also excludes PPA amortization, as well as adjustments to exclude restructuring expenses, expenses related to transaction activities, expenses related to certain legal proceedings, and certain share-based payments. Adjusted net finance costs is calculated as net finance costs excluding expenses related to transaction activities, other adjustments and loss on debt extinguishment. Adjusted income tax expense is calculated as income tax expense excluding the income tax expense resulting from each adjustment excluded from Adjusted net income/(loss). Adjusted operating profit margin is calculated as adjusted operating profit divided by revenue. Adjusted operating profit is calculated as income/(loss) before tax with adjustments to exclude PPA amortization, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, interest expense, foreign currency exchange losses, net & other finance costs, loss on debt extinguishment, and interest income. EBITDA is calculated as net income/(loss) attributable to equity holders of the Company, plus net income attributable to non-controlling interests, income tax expense, interest expense, foreign currency exchange losses, net & other finance costs, loss on debt extinguishment, depreciation and amortization and minus interest income. Adjusted EBITDA is calculated as EBITDA with adjustments to exclude restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. Adjusted net income/(loss) attributable to equity holders is calculated as net income/(loss) attributable to equity holders with adjustments to exclude PPA amortization, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment and related income tax expense. “Omni-comp” reflects revenue growth on a constant currency basis from retail stores that have been open for at least 13 full fiscal months and from owned e-commerce websites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.
The Company believes that these non IFRS measures, when taken together with its financial results presented in accordance with IFRS Accounting Standards, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, adjusted EBITDA and adjusted net income/(loss) are helpful to investors as they are measures used by management in assessing the health of the business and evaluating operating performance, as well as for internal planning and forecasting purposes. Non-IFRS financial measures however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to IFRS measures. The supplemental tables below provide reconciliations of each non-IFRS financial measure presented to its most directly comparable IFRS Accounting Standards financial measure.

FORWARD LOOKING STATEMENTS
This press release includes estimates, projections, statements relating to the business plans, objectives, and expected operating results of the Company that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “target,” “outlook,” “believes,” “intends,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology. These forward looking statements include, without limitation, guidance and outlook statements, our long-term targets and algorithm, statements regarding our ability to meet environmental, social and governance goals, expectations regarding industry trends and the size and growth rates of addressable markets, and statements regarding our business plan and our growth strategies. These statements are based on management’s current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of factors relating to, without limitation: the strength of our brands; changes in market trends and consumer preferences; intense competition that our products, services and experiences face; harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders; reliance on technical innovation and high-quality products; general economic and business conditions worldwide, including due to inflationary pressures; the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers; ability to expand our DTC channel, including our expansion and success of our owned retail stores and e-commerce platform; our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources; our international operations, including any related to political uncertainty and geopolitical tensions; our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions; our third party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; the cost of raw materials and our reliance on third-party manufacturers; our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers; climate change and sustainability or ESG-related matters, or legal, regulatory or market responses thereto; changes to trade policies, tariffs, import/export regulations, anti-competition regulations and other regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations; ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes; ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us; security breaches or other disruptions to our IT systems; changes in government regulation and tax matters; our ability to remediate our material weakness in our internal control over financial reporting; our relationship with our significant shareholders; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

FOR ADDITIONAL INFORMATION
Investor Relations:
Omar Saad
Senior Vice President Group Investor Relations and Capital Markets
omar.saad@amersports.com
Media:
Reeta Eskola
Director, Communications
reeta.eskola@amersports.com

Source: Amer Sports

CONSOLIDATED STATEMENTS OF INCOME AND LOSS (1) (2)
For the Three and Twelve Months Ended December 31, 2024 and 2023
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
$ in millions (except for earnings/(loss) per share information)	2024	2023	2024	2023

Revenue	$1,635.5	$1,327.5	$5,183.3	$4,400.4
Cost of goods sold	(718.0)	(631.8)	(2,311.5)	(2,092.3)
Gross profit	917.5	695.7	2,871.8	2,308.1
Selling, general and administrative expenses	(732.3)	(646.0)	(2,430.4)	(2,014.5)
Impairment losses	0.6	2.2	(1.9)	(2.4)
Other operating income	7.8	7.9	31.3	11.2
Operating profit	193.6	59.8	470.8	302.5

Interest income	2.5	1.9	8.8	6.4
Interest expense	(64.1)	(109.4)	(219.0)	(397.6)
Foreign currency exchange losses, net & other finance costs	(43.6)	(7.3)	(67.6)	(15.8)
Loss on debt extinguishment	(17.5)	-	(31.8)	-
Net finance cost	(122.7)	(114.9)	(309.6)	(407.0)

Income/(loss) before tax	70.9	(55.1)	161.2	(104.6)

Income tax expense	(53.8)	(39.8)	(82.8)	(104.2)

Net income/(loss)	$17.1	$(94.9)	$78.4	$(208.8)

Net income/(loss) attributable to:
Equity holders of the Company	$15.4	$(93.0)	$72.6	$(208.6)
Non-controlling interests	$1.7	$(1.9)	$5.8	$(0.2)

Earnings/(Loss) per share
Basic earnings/(loss) per share	$0.03	$(0.25)	$0.15	$(0.54)
Diluted earnings/(loss) per share	$0.03	$(0.25)	$0.14	$(0.54)

Weighted-average number of ordinary shares
Basic	519,046,419	384,499,607	498,029,143	384,499,607
Diluted	524,564,923	384,499,607	501,745,145	384,499,607
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior year amounts have been reclassified to conform with current period presentation.
(2) Beginning in the fourth quarter of 2024, the Company changed its presentation of foreign exchange gains and losses related to operational transactions, which were previously recorded as selling, general and administrative expenses, and are now recorded as finance costs. The impact on the prior period and prior year financial statements is immaterial.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2024 and 2023
(Unaudited)

($ in millions)	December 31, 2024	December 31, 2023
ASSETS

NON-CURRENT ASSETS

Intangible assets	$2,683.2	$2,748.7
Goodwill	2,225.4	2,270.0
Property, plant and equipment	549.5	441.9
Right-of-use assets	524.3	317.1
Non-current financial assets	16.8	9.2
Defined benefit pension assets	11.7	—
Other non-current assets	49.3	73.5
Deferred tax assets	255.4	161.7
TOTAL NON-CURRENT ASSETS	6,315.6	6,022.1

CURRENT ASSETS

Inventories	1,223.3	1,099.6
Accounts receivable, net	607.1	599.8
Prepaid expenses and other assets	213.2	162.3
Current tax assets	10.3	6.6
Cash and cash equivalents	345.4	483.4
TOTAL CURRENT ASSETS	2,399.3	2,351.7

TOTAL ASSETS	$8,714.9	$8,373.8

SHAREHOLDERS' EQUITY (DEFICIT) AND LIABILITIES

EQUITY (DEFICIT)

Share capital	18.4	642.2
Share premium	3,189.1	—
Capital reserve	2,789.2	227.2
Cash flow hedge reserve	19.6	(10.6)
Accumulated deficit and other	(851.9)	(1,019.0)
Equity (deficit) attributable to equity holders of the parent company	5,164.4	(160.2)
Non-controlling interests	9.1	3.4
TOTAL EQUITY (DEFICIT)	5,173.5	(156.8)

LIABILITIES

NON-CURRENT LIABILITIES
Non-current borrowings	$790.8	$1,863.4
Non-current borrowings from related parties	—	4,077.0
Non-current lease liabilities	439.0	250.4
Defined benefit pension liabilities	30.0	23.9
Other non-current liabilities	28.1	29.4
Non-current provisions	5.9	5.5
Non-current tax liabilities	9.1	32.1
Deferred tax liabilities	700.9	675.0
TOTAL NON-CURRENT LIABILITIES	2,003.8	6,956.7

CURRENT LIABILITIES
Other borrowings	136.5	90.0
Revolving credit facility	—	291.0
Current lease liabilities	116.9	89.4
Accounts payable	549.0	426.5
Other current liabilities	675.3	567.5
Current provisions	33.7	29.9
Current tax liabilities	26.2	79.6
TOTAL CURRENT LIABILITIES	1,537.6	1,573.9

TOTAL LIABILITIES	3,541.4	8,530.6

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT) AND LIABILITIES	$8,714.9	$8,373.8

GEOGRAPHIC REVENUES (1)
For the Three and Twelve Months Ended December 31, 2024 and 2023
(Unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2024	2023	% Change	2024	2023	% Change

Geographic Revenues
Americas	$584.4	$507.9	15.1%	$1,859.0	$1,745.6	6.5%
EMEA	491.2	454.6	8.1%	1,513.4	1,457.6	3.8%
Greater China (2)	383.9	249.5	53.9%	1,298.1	844.8	53.7%
Asia Pacific (3)	176.0	115.5	52.4%	512.8	352.4	45.5%
Total	$1,635.5	$1,327.5	23.2%	$5,183.3	$4,400.4	17.8%
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior year amounts have been reclassified to conform with current period presentation.
(2) Consists of mainland China, Hong Kong, Macau and Taiwan.
(3) Excludes Greater China.

CHANNEL REVENUES (1)
For the Three and Twelve Months Ended December 31, 2024 and 2023
(Unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2024	2023	% Change	2024	2023	% Change

Channel Revenues
Wholesale	$802.7	$758.5	5.8%	$2,916.3	$2,811.3	3.7%
DTC	832.8	569.0	46.4%	2,267.0	1,589.1	42.7%
Total	$1,635.5	$1,327.5	23.2%	$5,183.3	$4,400.4	17.8%
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior year amounts have been reclassified to conform with current period presentation.

SEGMENT REVENUES (1)
For the Three and Twelve Months Ended December 31, 2024 and 2023
(Unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2024	2023	% Change	2024	2023	% Change

Segment Revenues
Technical Apparel	$745.0	$559.4	33.2%	$2,194.3	$1,614.1	35.9%
Outdoor Performance	594.3	525.6	13.1%	1,835.5	1,674.2	9.6%
Ball & Racquet Sports	296.2	242.5	22.1%	1,153.5	1,112.1	3.7%
Total	$1,635.5	$1,327.5	23.2%	$5,183.3	$4,400.4	17.8%
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior year amounts have been reclassified to conform with current period presentation.
SEGMENT ADJUSTED OPERATING PROFIT
For the Three and Twelve Months Ended December 31, 2024 and 2023
(Unaudited)

	Three Months Ended December 31,				Twelve Months Ended December 31,
($ in millions)	2024	% of Segment Revenues (2)	2023	% of Segment Revenues (2)	2024	% of Segment Revenues (2)	2023	% of Segment Revenues (2)

Segment Adjusted Operating Profit/(Loss)
Technical Apparel	$181.3	24.3%	$128.4	23.0%	$460.4	21.0%	$314.4	19.5%
Outdoor Performance	66.0	11.1%	48.1	9.2%	172.3	9.4%	151.3	9.0%
Ball & Racquet Sports	(10.9)	(3.7)%	(25.0)	(10.3)%	23.7	2.1%	30.6	2.8%
Reconciliation (1)	(13.5)	NM	(14.5)	NM	(79.5)	NM	(63.7)	NM
Total	$222.9	13.6%	$137.0	10.3%	$576.9	11.1%	$432.6	9.8%
(1) Includes corporate expenses, which have not been allocated to the reportable segments.
(2) The operating loss as a percentage of revenues for the Reconciliation is not presented as it is not a meaningful metric (NM).

SEGMENT DTC OPERATING DATA
As of December 31, 2024 and 2023
(Unaudited)

	December 31,
	2024	2023	% Change

Store count (1)
Technical Apparel	223	187	19%
Outdoor Performance	229	126	82%
Ball & Racquet	53	12	342%
Total	505	325	55%
(1) Reflects the number of owned retail stores open at the end of the fiscal period for each segment.

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2023	2024	2023

Omni-comp growth (1)
Technical Apparel	29%	33%	28%	55%
Outdoor Performance	25%	26%	28%	31%
Ball & Racquet	15%	1%	5%	18%
(1) Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

ADJUSTED GROSS PROFIT RECONCILIATION
For the Three and Twelve Months Ended December 31, 2024 and 2023
(Unaudited; $)

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in millions)	2024	2023	2024	2023

Gross Profit	$917.5	$695.7	$2,871.8	$2,308.1
PPA	3.7	3.7	14.8	14.8
Expenses related to certain legal proceedings	1.8	—	1.8	—
Restructuring Expenses	—	—	—	1.4
Adjusted Gross Profit	$923.0	$699.4	$2,888.4	$2,324.3
ADJUSTED SG&A RECONCILIATION (1) (2)
For the Three and Twelve Months Ended December 31, 2024 and 2023
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in millions)	2024	2023	2024	2023

Selling, general and administrative expenses	$(732.3)	$(646.0)	$(2,430.4)	$(2,014.5)
PPA	6.9	6.9	28.0	27.9
Restructuring expenses	10.2	(0.1)	22.4	0.9
Expenses related to transaction activities	1.8	15.3	22.1	33.9
Expenses related to certain legal proceedings	0.4	3.3	1.8	3.3
Share-based payments	4.5	47.9	15.3	47.9
Adjusted SG&A expenses	$(708.5)	$(572.7)	$(2,340.8)	$(1,900.6)
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior year amounts have been reclassified to conform with current period presentation.
(2) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.

ADJUSTED NET FINANCE COST RECONCILIATION
For the Three and Twelve Months Ended December 31, 2024 and 2023
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in millions)	2024	2023	2024	2023

Net Finance Costs	$(122.7)	$(114.9)	$(309.6)	$(407.0)
Expenses related to transaction activities	11.4	—	31.7	—
Other adjustments	29.6	—	29.6	—
Loss on debt extinguishment	17.5	—	31.8	—
Adjusted Net Finance Costs	$(64.2)	$(114.9)	$(216.5)	$(407.0)

ADJUSTED INCOME TAX EXPENSE RECONCILIATION
For the Three and Twelve Months Ended December 31, 2024 and 2023
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in millions)	2024	2023	2024	2023

Income Tax Expense	$(53.8)	$(39.8)	$(82.8)	$(104.2)
PPA	$(2.7)	$(2.7)	$(10.7)	$(10.7)
Restructuring expenses	(2.6)	—	(5.7)	(0.5)
Expenses related to transaction activities	(1.2)	—	(8.3)	(0.8)
Expenses related to certain legal proceedings	(0.6)	(0.8)	(0.9)	(0.8)
Share-based payments	(1.1)	(12.0)	(3.8)	(12.0)
Other adjustments	(3.3)	—	(3.3)	—
Loss on debt extinguishment	(1.5)	—	(2.9)	—
Adjusted Income Tax Expense	$(66.8)	$(55.3)	$(118.4)	$(129.0)

ADJUSTED NET INCOME RECONCILIATION (1)
For the Three and Twelve Months Ended December 31, 2024 and 2023
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in millions, except per share information)	2024	2023	2024	2023

Net income/(loss) attributable to equity holders of the Company	$15.4	$(93.0)	$72.6	$(208.6)
PPA	10.6	10.6	42.8	42.7
Restructuring expenses	10.2	—	22.4	2.3
Expenses related to transaction activities	13.2	15.3	53.8	33.9
Expenses related to certain legal proceedings	2.2	3.3	3.6	3.3
Share-based payments	4.5	47.9	15.3	47.9
Loss on debt extinguishment	17.5	—	31.8	—
Other adjustments	29.6	—	29.6	—
Income tax expense on adjustments	(13.0)	(15.4)	(35.6)	(24.8)
Adjusted net income/(loss) attributable to equity holders of the Company	$90.2	$(31.3)	$236.3	$(103.3)
Weighted-average dilutive shares outstanding	524,564,923	384,499,607	501,745,145	384,499,607
Adjusted total diluted earnings/(loss) per share	$0.17	$(0.08)	$0.47	$(0.27)
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.

ADJUSTED OPERATING PROFIT RECONCILIATION (1)
For the Three and Twelve Months Ended December 31, 2024 and 2023
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in millions)	2024	2023	2024	2023

Income/(Loss) Before Tax	$70.9	$(55.1)	$161.2	$(104.6)
PPA	10.6	10.6	42.8	42.7
Restructuring expenses	10.2	—	22.4	2.3
Expenses related to transaction activities	1.8	15.3	22.1	33.9
Expenses related to certain legal proceedings	2.2	3.3	3.6	3.3
Share-based payments	4.5	47.9	15.3	47.9
Loss on debt extinguishment	17.5	—	31.8	—
Interest expense	64.1	109.4	219.0	397.6
Foreign currency exchange losses, net & other finance costs	43.6	7.3	67.6	15.8
Interest Income	(2.5)	(1.9)	(8.8)	(6.4)
Adjusted operating profit	$222.9	$136.8	$577.0	$432.5
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.

EBITDA, ADJUSTED EBITDA, AND ADJUSTED EBITDA MARGIN RECONCILIATION (1) (2)
For the Three and Twelve Months Ended December 31, 2024 and 2023
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in millions)	2024	2023	2024	2023

Revenue	$1,635.5	$1,327.5	$5,183.3	$4,400.4
Net income/(loss) attributable to equity holders of the Company	$15.4	$(93.0)	$72.6	$(208.6)
Net income/(loss) attributable to non-controlling interests	1.7	(1.9)	5.8	(0.2)
Depreciation and amortization (3)	77.3	62.4	273.8	220.9
Interest expense (4)	64.1	109.5	219.0	397.6
Foreign currency exchange losses, net & other finance costs	43.6	7.3	67.6	15.8
Loss on debt extinguishment	17.5	—	31.8	—
Interest income	(2.5)	(1.9)	(8.8)	(6.4)
Income tax expense	53.8	39.8	82.8	104.2
EBITDA	$270.9	$122.2	$744.6	$523.3
Restructuring expenses	10.2	—	22.4	2.3
Expenses related to transaction activities	1.8	15.3	22.1	33.9
Expenses related to certain legal proceedings	2.2	3.3	3.6	3.3
Share-based payments	4.5	47.9	15.3	47.9
Adjusted EBITDA	$289.6	$188.7	$808.0	$610.7
Net income/(loss) margin	0.9%	(7.0)%	1.4%	(4.7)%
Adjusted EBITDA Margin	17.7%	14.2%	15.6%	13.9%
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
(2) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior year amounts have been reclassified to conform with current period presentation.
(3) Depreciation and amortization includes amortization expense for right-of-use assets capitalized under IFRS 16, Leases of $36.7 million and $28.0 million for the three months ended December 31, 2024, and 2023, and $124.7 million and $87.4 million for the year ended December 31, 2024, and 2023, respectively.
(4) Total interest expense on lease liabilities under IFRS 16, Leases was $6.8 million and $4.8 million for the three months ended December 31, 2024, and 2023, and $22.4 million and $12.2 million for the year ended December 31, 2024, and 2023, respectively.